UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Qlik Technologies Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74733T105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	74733T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cadian Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,223,268

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,223,268

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,268

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No	74733T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cadian Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,223,268

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,223,268

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,268

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No	74733T105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Bannasch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,223,268

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,223,268

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,223,268

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	74733T105

Item 1.	(a).	Name of Issuer:
Qlik Technologies Inc. (the “Issuer”)

(b).	Address of Issuer's Principal Executive Offices:
150 N. Radnor Chester Road, Suite E220 Radnor, Pennsylvania 19087

Item 2.	(a).	Name of Person Filing:
Cadian Capital Management, LP Cadian Capital Management GP, LLC Eric Bannasch The filing persons named above are collectively referred to herein as the “Reporting Persons.”

(b).	Address of Principal Business Office, or if None, Residence:

Cadian Capital Management, LP
535 Madison Avenue
36th Floor
New York, NY  10022

Cadian Capital Management GP, LLC
535 Madison Avenue
36th Floor
New York, NY  10022

Eric Bannasch
535 Madison Avenue
36th Floor
New York, NY  10022

(c).	Citizenship:
Cadian Capital Management, LP – Delaware Cadian Capital Management GP, LLC – Delaware Eric Bannasch – United States of America

(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

(e).	CUSIP Number:
74733T105

Item 3.	If This Statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Cadian Capital Management, LP – 7,223,268 Cadian Capital Management GP, LLC – 7,223,268 Eric Bannasch – 7,223,268

(b)	Percent of class:

Cadian Capital Management, LP – 7.8%
Cadian Capital Management GP, LLC – 7.8%
Eric Bannasch – 7.8%

Such percentages are based on 93,011,105 shares of the Issuer’s Common Stock outstanding as of October 23, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on October 30, 2015.

(c)	Number of shares as to which the person has:

Cadian Capital Management, LP

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	7,223,268

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	7,223,268

Cadian Capital Management GP, LLC

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	7,223,268

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	7,223,268

Eric Bannasch

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	7,223,268

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	7,223,268

All securities reported in this Schedule 13G/A are directly held by advisory clients (the “Advisory Clients”) of Cadian Capital Management, LP (the “Adviser”).  Pursuant to Investment Management Agreements, as amended, between the Advisory Clients and the Adviser, the Adviser exercises exclusive voting and investment power over securities directly held by the Advisory Clients.  Cadian Capital Management GP, LLC is the general partner of the Adviser.  Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC.  Each Reporting Person disclaims beneficial ownership of securities of the Issuer except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G/A are directly held by advisory clients of the Adviser. None of the advisory clients individually holds more than 5% of the Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)

Cadian Capital Management, LP
By: Cadian Capital Management GP, LLC, its General Partner
By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

Cadian Capital Management GP, LLC

By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch